[SOURCE PHOTONICS LETTERHEAD]

April 14, 2009

Via Edgar

Larry Spirgel

Assistant Director

United States Securities and Exchange Commission

Mail Stop 3720

Washington, DC  20549

Re:	Source Photonics, Inc.
Registration Statement on Form S-1
Filed December 26, 2007
Last Amended May 8, 2008
File No. 333-148319

Dear Mr. Spirgel:

Pursuant to Rule 477 of Regulation C of the Securities Act of 1933, as amended (the “Act”), Source Photonics, Inc., a Delaware corporation (the “Registrant”), hereby applies for an order granting the immediate withdrawal of its Registration Statement on Form S-1, Commission File No. 333-148319 (the “Registration Statement”).  The Registration Statement was originally filed with the Securities and Exchange Commission (the “Commission”) on December 26, 2007.

The Registrant hereby confirms that the Registration Statement was not declared effective by the Commission, no securities have been sold pursuant to the Registration Statement, and all activities regarding the proposed public offering have been discontinued.  The Registrant reserves its right to undertake a subsequent private offering in reliance on Rule 155(c) under the Securities Act.

Accordingly, the Registrant respectfully requests that the Commission issue an order granting the withdrawal of the Registration Statement as soon as possible.  The Registrant also requests in accordance with Rule 457(p) promulgated under the Act that all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use for the Registrant’s account.

If you have any questions regarding this application for withdrawal, please contact the undersigned at (818) 773-9044.

Sincerely,

/s/ Near Margalit

Near Margalit
Chief Executive Officer
Source Photonics, Inc.

cc:	Jessica Plowgian, Division of Corporation Finance (via fax: 202-772-9205)
Mark Klein and Shoshannah Katz, K&L Gates LLP